December 29, 2011

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549	Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

Attention:	Tom Kluck, Legal Branch Chief Jerard Gibson, Attorney-Advisor
Re:
Ares Commercial Real Estate Corporation (File No. 333-176841)

Dear Messrs. Kluck and Gibson:

        Ares Commercial Real Estate Corporation (the "Company") has today filed Amendment No. 1 ("Amendment No. 1") to its registration statement on Form S-11 filed on September 14, 2011 (as amended, the "Registration Statement"). Amendment No. 1 incorporates the Company's responses to the comments of the Staff of the Division of Corporate Finance (the "Staff") contained in your letter dated October 11, 2011, relating to the above-referenced filing.

        Set forth below are the aforementioned comments of the Staff and immediately below each comment is the response with respect thereto and, where applicable, the location in Amendment No. 1 of the requested disclosure. Responses to comments given in one section are applicable to other sections of the Registration Statement that contain similar disclosure. Please note that Amendment No. 1 also reflects certain changes to the transaction structure, including that the Initial Portfolio is expected to be originated directly by the Company instead of through an affiliate to be merged into the Company at the closing of the offering. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

General

1.    We note that in connection with the offering, you plan to acquire an initial portfolio of commercial real estate loans in exchange for your stock and the assumption of certain outstanding indebtedness of your affiliates. Please advise us of the cost of the initial portfolio and the amount of indebtedness you expect to repay with the offering proceeds. We will consider this information in determining the applicability of Industry Guide 5, including prior performance disclosure, to this filing. See Securities Act Release 33-6900. In addition, please tell us how many of the manager's 35 investment professionals focused on CRE investments were affiliated with Wrightwood Capital prior to the August 2011 acquisition, and the percentage of the $1 billion CRE investments in the table on page 3 that were assets of Wrightwood Capital.

United States Securities and Exchange Commission
December 29, 2011

        As noted above, the Registration Statement no longer contemplates an acquisition of the Initial Portfolio in a merger, but instead that the Initial Portfolio will be originated directly by the Company. In addition, the indebtedness originally contemplated to be incurred outside of the Company will instead be incurred directly by the Company. The Company will amend its Registration Statement to disclose the information requested by the Staff, including the cost of the Initial Portfolio and amounts of indebtedness to be repaid with the net proceeds of the offering, in a pre-effective amendment to the Registration Statement in order to allow the Staff sufficient time to review such information.

        In addition, the Company advises the Staff that approximately 30 of the approximately 35 investment professionals of the Manager focused on CRE investments were affiliated with Wrightwood Capital prior to the August 2011 acquisition. In addition, the Company advises the Staff that 100% of the $1 billion in CRE investments identified as under management in the table on page 3 are assets currently owned by or previously managed by Wrightwood Capital or its affiliates.

2.    We note your disclosure on page 164 relating to your balance sheet to be included in this prospectus. We await the filing of your next amendment including the referenced financial statement.

        The Company confirms that it will file the referenced balance sheet with a pre-effective amendment to the Registration Statement in order to allow the Staff sufficient time to review such information.

3.    We note your disclosure on page 2 and elsewhere in the filing that you will consummate the acquisition of your Initial Portfolio by acquiring ACRC Holdings LLC via a merger. Please tell us how you will account for, and what financial statements you will include in the filing relating to, this transaction. Please cite the guidance that you have relied upon. Also, expand your disclosure to include a discussion of the accounting treatment for this transaction.

        As noted above, the Registration Statement no longer contemplates an acquisition of the Initial Portfolio in a merger, but instead that the Initial Portfolio will be originated directly by the Company. The Company will update the Staff on what financial statements regarding the Initial Portfolio will be included in the Registration Statement once the loans to be included in the Initial Portfolio are finalized.

4.    We note your disclosure on page 61 and elsewhere in the filing that you will grant restricted shares of common stock upon completion of this offering. Please tell us and disclose how you will account for this transaction and cite the accounting guidance that you have relied upon.

        The Company advises the Staff that it intends to account for the grant of restricted shares of common stock upon completion of the offering in accordance with ASC 718. The Company has not yet determined the structure or terms of such restricted stock awards. Once that

United States Securities and Exchange Commission
December 29, 2011

determination has been made, the Company will disclose the structure, terms and appropriate accounting treatment for such restricted stock grants in a pre-effective amendment to the Registration Statement in order to allow the Staff sufficient time to review.

Prospectus Summary, page 1

5.    We note your analysis beginning on page 16 and again beginning on page 86 regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. We have referred this disclosure to the Division of Investment Management for review. Please engage directly with the staff of the Division of Investment Management referenced below regarding your exemption from registration under the Investment Company Act of 1940.

        The Company has engaged directly with the staff of the Division of Investment Management regarding its exemption from registration under the Investment Company Act of 1940, as amended. The staff of the Division of Investment Management has advised that they will review the referenced disclosure, along with the related risk factor beginning on page 48 of Amendment No. 1, upon referral from the Division of Corporation Finance.

6.    Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

        The Company has attached a graphic of the Ares logo that it intends to use in the prospectus as Exhibit 1 hereto. The Company advises the Staff that it does not presently intend to include any other graphics, maps, photographs and related captions or other artwork in the prospectus. To the extent the Company intends to do so, it will supplementally provide the Staff with copies of any such graphics, maps, photographs or other artwork for its review prior to inclusion in any preliminary prospectus.

7.    We note your disclosure regarding the concurrent issuance of shares to Ares Investments. Please advise us why you believe that Item 506 of Regulation S-K dilution disclosure is not required.

        The Company advises the Staff that whether or not such disclosure will ultimately be required will depend on the initial public offering price and the grants to be made under the 2012 Equity Incentive Plan. As a result, the Company has included a placeholder for such disclosure, to be updated in a pre-effective amendment to the Registration Statement in order to allow the Staff sufficient time to review depending on the necessity of the disclosure.

Our Company, page 1

8.    Please revise to briefly explain what you mean by "rated" primary servicer.

United States Securities and Exchange Commission
December 29, 2011

        The Company has revised the disclosure on page 1 of Amendment No. 1 to clarify that the Manager's servicer has been ranked by Standard & Poor's ("S&P") as a commercial primary servicer and a commercial special servicer and included on S&P's Select Servicer List. The Company has also made conforming changes in certain other sections of Amendment No. 1.

Our Manager and Ares Management, page 2

9.    We note that you have included disclosure in this section regarding your manager's previous engagements and investments. Please balance your narrative disclosure with a discussion of any adverse business developments or conditions. We may have further comment.

        The Company has revised the disclosure on page 3 of Amendment No. 1 to balance the narrative disclosure with a discussion on adverse business developments and conditions.

Leverage, page 6

10.    Please revise to clarify whether your charter or bylaws impose any limits on your ability to use leverage.

        In response to the Staff's comment, the Company has revised the disclosure on page 6 of Amendment No. 1 to clarify that its charter and bylaws do not impose any limits on the Company's ability to use leverage.

Expense Reimbursement, page 12

11.    Please advise us whether you intend to include Item 402 of Regulation S-K disclosure in future filings, when applicable, with respect to the compensation reimbursements for your CFO and any other executive officers.

        The Company advises the Staff that it does not intend to include disclosure under Item 402 of Regulation S-K ("Item 402") in future filings with respect to the compensation reimbursement for the Company's chief financial officer or any of its other executive officers. The Company's executive officers are not employees of the Company and do not receive any compensation from the Company. Rather, the Company's executive officers are employees of the Manager or its affiliates, and are compensated by the Manager for services performed for the benefit of the Manager. Pursuant to the terms of the management agreement, the Manager provides services necessary for the conduct of the Company's business, which services include, among others, providing individuals to act as executive officers of the Company. The Company compensates the Manager for these services through payment of a base management fee, an incentive fee and the reimbursement of certain expenses incurred by the Manager. While such expenses do include the allocable share of the salaries and other compensation of the Company's Chief Financial Officer and certain other non-investment professional personnel based on their respective percentage of time spent on the Company's affairs, this payment calculation functions as a mechanism to reimburse the Manager for costs not intended to be covered by the

United States Securities and Exchange Commission
December 29, 2011

management fee and incentive fee and may bear no relation to the amount that the Company would pay a Chief Financial Officer.

        In light of the foregoing, the Company believes that providing the detailed disclosure required by Item 402 for Mr. Davis and other named executive officers would potentially be misleading. The Company believes that the aggregate amount of expense reimbursement under the management agreement provides the stockholders with a more accurate indicator of the actual cost to the Company for management services rendered by the Manager and intends to disclose such expense amounts to its stockholders in all documents where Item 402 is required.

Termination fee, page 12

12.    Please revise to briefly explain what would be considered "cause."

        In response to the Staff's comment, the Company has revised the disclosure on page 12 of Amendment No. 1 to briefly explain what may constitute termination of the management agreement for "cause."

Summary Risk Factors, page 14

13.    Please expand the risk factors to address the difficulty the company would have in terminating or electing not to renew the manager for poor performance.

        In response to the Staff's comment, the Company has revised the risk factors on pages 15 and 25 to highlight the difficulty the Company would have in terminating or electing not to renew the Manager for poor performance.

14.    We note your disclosure that a portion of the offering proceeds will be used to satisfy certain outstanding indebtedness incurred in connection with your acquisition of the target assets. Please supplement the fifth risk factor on this page to disclose the amount of debt that you will have outstanding following the consummation of the offering.

        In response to the Staff's comment, the Company has revised the above referenced summary risk factor on page 15 and the corresponding risk factor on page 29 of Amendment No. 1.

Risks Related to Our Relationship with Our Manager and its Affiliates

Our future success and growth depends on our Manager..., page 21
There are various conflicts of interest in our relationship..., page 22
The ability of our Manager and its officers and employees..., page 23

15.    The disclosure provided under these subheadings appears to address multiple risks associated with your relationship with your manager and its affiliates. Please revise to provide a separate subheading for each material risk.

United States Securities and Exchange Commission
December 29, 2011

        The Company has revised the risk factors on pages 22-24 of Amendment No. 1 in response to the Staff's comment.

Use of Proceeds, page 59

16.    We note that you intend to use a portion of the proceeds to repay indebtedness. Please comply with Instruction 4 to Item 504 of Regulation S-K.

        In response to the Staff's comment, the Company has revised the disclosure on page 60 of Amendment No. 1 to add the information required by Instruction 4 to Item 504 of Regulation S-K.

Capitalization, page 61

17.    Please revise to include a column that presents your capitalization before the offering (i.e., after the issuance of shares to Ares Investments, the assumption of credit facilities and the grant of restricted shares).

        In response to the Staff's comment, the Company has revised the disclosure on page 62 of Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Wells Fargo Facility, page 68
Citibank Facility, page 69

18.    Please revise to summarize the terms of any restrictive financial covenants. In addition, please advise us whether you intend to file these agreements as exhibits.

        In response to the Staff's comment, the Company has revised the disclosure on pages 70 and 71 of Amendment No. 1.

        The Company intends to file these agreements as exhibits to a pre-effective amendment to the Registration Statement in order to allow the Staff sufficient time to review the agreements.

Business, page 74

19.    Please provide a detailed description of the initial portfolio, including information about loan type, loan size, collateral type and location, interest rate and maturity.

        The Company is in the process of identifying and originating loans that will comprise the Initial Portfolio. The Company intends to include specific information regarding the Initial Portfolio, including information about loan type, loan size, collateral type and location, interest rate and maturity, in a pre-effective amendment to the Registration Statement in order to allow the Staff sufficient time to review such information.

United States Securities and Exchange Commission
December 29, 2011

Investment Guidelines, page 83

20.    Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

        In response to the Staff's comment, the Company has revised the disclosure on page 86 of Amendment No. 1.

Policies With Respect to Certain Other Activities, page 85

21.    You disclose that your investment strategy/guidelines may be amended or revised from time to time at the discretion of your board of directors without a vote of your stockholders. Please disclose how and when you will disclose any changes to your investment policies to your shareholders. Please provide the same disclosure for changes to your financial policies.

        In response to the Staff's comment, the Company has revised the disclosure on page 6 of Amendment No. 1 to indicate that the Company will disclose material changes to the Company's investment strategy/guidelines and financial policies in the periodic reports that it will file with the SEC. The Company has also made conforming changes in certain other sections of Amendment No. 1.

Liability and Indemnification, page 98

22.    We note your assertion in the risk factors section that "our manager maintains a contractual as opposed to a fiduciary relationship with us." Please briefly describe the fiduciary obligations, if any, of your officers who are employees of your manager.

        In response to the Staff's comment, the Company has revised the disclosure on page 100 of Amendment No. 1 to describe the fiduciary obligations of the Company's officers who are also employees of the Manager.

Investment Committee of Our Manager, page 93

23.    Please describe Mr. Sachs' professional background from 1997-2011.

        In response to the Staff's comment, the Company has revised the disclosure on page 97 of Amendment No. 1 to describe Mr. Sachs' professional background from 1997-2011.

Base Management Fee, page 100

24.    Please provide examples of one-time events pursuant to GAAP and certain non-cash items that would be approved by a majority of your independent directors.

        In response to the Staff's comment, the Company has revised the disclosure on page 102 of Amendment No. 1 to provide examples of one-time events pursuant to GAAP and certain non-cash items of the type that could be approved by the majority of the Company's independent

United States Securities and Exchange Commission
December 29, 2011

directors in connection with the calculation of the base management fee under the management agreement.

Incentive Fee, page 101

25.    In order to assist an investor in understanding how the incentive fee works, please provide an example of a hypothetical incentive fee calculation.

        The Company has revised the disclosure on pages 103-104 of Amendment No. 1 to include an example of a hypothetical incentive fee calculation.

Grants of Equity Compensation to Our Manager's Directors, Officers, and Employees, page 103

26.    Please expand your disclosure to explain the purpose of granting equity based awards to the directors and employees of your manager, considering that the manager already is entitled to an incentive fee.

        In response to the Staff's comment, the Company has revised the disclosure on page 106 of Amendment No. 1.

Item 36. Financial Statements and Exhibits, page II-3

27.    We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft should be filed as EDGAR correspondence.

        The Company will supplementally provide drafts of the legal and tax opinions for the Staff's review. In addition, the Company will file all remaining exhibits with a pre-effective amendment to the Registration Statement in order to allow the Staff sufficient time to review those documents. The Company acknowledges that the Staff may have additional comments on the exhibits.

28.    We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

        The Company advises the Staff that any "form of" agreements that will be filed as exhibits to the Registration Statement will be substantially similar in all material respects to the final executed agreements. Other than with respect to the indemnification agreements, if a "form of" an agreement that has been filed as an exhibit to the Registration Statement is finalized and executed prior to the effectiveness of the Registration Statement, the Company will file such finalized agreement with a pre-effective amendment to the Registration Statement. The Company further advises the Staff that any "form of" agreements that will not be finalized and

United States Securities and Exchange Commission
December 29, 2011

executed prior to effectiveness of the Registration Statement will be filed in final executed form following the completion of the offering on a Current Report on Form 8-K in accordance with the requirements of such form.

        Each "form of" indemnification agreement that will be entered into with each director and officer of the Company, is substantially identical in all material respects except as to the parties thereto and the dates of execution. Therefore, the Company will file the Form of Indemnification Agreement as Exhibit 10.6, consistent with Instruction No. 2 to Item 601 of Regulation S-K, which provides that in any case where two or more documents required to be filed as exhibits are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, the registrant need file a copy of only one of such documents.

Signatures, page II-5

29.    We note on page 106 that you plan to appoint your full board "upon completion of the offering." Please advise us whether you intend to appoint the remaining directors prior to effectiveness and whether a majority of your directors will sign a pre-effective amendment of the registration statement.

        The Company advises the Staff that it is in the process of selecting candidates to join its board of directors. The Company expects to appoint at least four of the seven members of the board of directors prior to the effectiveness of the Registration Statement, and will include the names and other information required by Item 401 of Regulation S-K of such directors in a pre-effective amendment to the Registration Statement in order to allow the Staff sufficient time to review. These appointed directors will constitute a majority of the board of directors and each of them will sign at least one pre-effective amendment to the Registration Statement.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 284-4544. In addition, we would greatly appreciate any additional comments by facsimile to (310) 557-2193.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:
John B. Bartling, Jr., Ares Commercial Real Estate Corporation
Kevin Frankel, Ares Commercial Real Estate Corporation
David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit 1